

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Ronald South
Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

      Re: Henry Schein, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed February 21, 2023
           File No. 000-27078

Dear Ronald South:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

ITEM 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2022 Compared to 2021, page 50

1.   We note your tabular presentation for net sales and operating expenses breaks out the broad sources of changes, by segment, between foreign and local currency changes, and that this table is presented in percentages instead of actual dollars. Please consider also presenting this table in actual dollars, for clarity.

2.   We note your narrative discussions of comparative results often mix dollar values and percentages, and that some of the percentages presented are based on the total change, while others are based on the change in the item cited. For example, in your discussion of global net sales, you state that you estimate sales for the year ended December 31, 2022 of

PPE products and COVID-19 test kits were approximately $1,245 million, an estimated decrease of 34.7% versus the prior year. Please revise this type of disclosure to state the actual amount of the decrease as well as the percentage impact on the actual line item, for clarity. Refer to Item 303(b)(2) of Regulation S-K.

3. Please revise your narrative discussion to include the facts and circumstances leading to local internal growth. Your current discussion states the percentage change in local internal growth, but does not include an explanation of the facts and circumstances causing this change. To the extent there are multiple sources causing this change, please quantify each source. This comment applies here and to your Forms 10-Q. Refer to Item 303(b)(2) of Regulation S-K.

4. We note that in lieu of providing a comparative discussion of cost of sales, you have provided a discussion of gross margin. In this discussion, you state that within the health care distribution segment, gross profit margins may vary from one period to the next, and that changes in the mix of products sold as well as changes in your customer mix have been the most significant drivers affecting your gross profit margin. It appears that the provision of a comparative discussion of cost of sales in similar format to net sales may be material to an understanding of your results of operations. Please revise accordingly, or tell us why such a revision is unnecessary. Refer to Items 303(b)(2) and 303(c)(2) of Regulation S-K.

5. We note your discussion of gross margin combines dental and medical in one line item, Health Care Distribution. For clarity and consistency, please consider revising your presentation to include tabular presentations similar to net sales.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services